FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward-looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

	By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 27 April 2005

* Print the name and title of the signing officer under his signature.

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 27 April 2005

ANZ interim cash earnings per share up 8.9%

Australia and New Zealand Banking Group Limited (ANZ) today announced an operating profit after tax of $1,492 million for the half-year ended 31 March 2005, and cash earnings per share of 85.9 cents, up 8.9%*.  (All excluding non-core items*.)

The Interim Dividend was increased by 8.5% to 51 cents in line with ANZ’s policy to increase dividends at the rate of cash earnings per share growth.  Total Shareholder return over the year to 31 March 2005 was 15%.

ANZ Chief Executive Officer Mr John McFarlane said: “This is a respectable result in a rising rate environment and a highly competitive market.  We are ahead of market expectations but there is more to do on the revenue side.

“Eight years ago we set out to change the face of ANZ.  The results are now clear.  We are continuing to move forward with commitment, energy and a sense of confidence in our future.

“In the half, asset and liability growth were very strong across the Group but this was substantially offset by a decline in margins.

“Advances grew by 14%.  Net interest margins fell 13 basis points, as a result of a higher concentration of lower risk, lower yielding assets, together with intense competition in Institutional and in New Zealand mortgages, lower Treasury earnings, and a greater reliance on wholesale funding as a result of higher than expected asset levels.

“The highlight was Australia with earnings up 15% (excluding non-core items) and lending also up 15%.  Personal Banking was particularly strong, reflecting the benefits of a distinctive strategy and strong execution over a number of years.  ING Australia also performed well.  Institutional, Corporate and Esanda performed broadly in line with plan.

“New Zealand was flat overall but this should be seen in the context of the need to prioritise the major integration and a very tight-deadline for the regulatory compliance program.  The Asia Pacific business did not have the benefit of one-off earnings in Panin in 2004.

“We continued to invest in our people and in building our franchise, particularly in retail banking in Australia and New Zealand.  Staff numbers rose by 6.7% or 1,861, and this contributed to expense growth of 8.0%.  Our cost to income ratio rose slightly in the half but we would expect this to continue to trend downwards.

“Risks were reduced substantially and portfolio quality improved over the year resulting in a modestly lower Economic Loss Provision and a substantially lower Specific Provision”, Mr McFarlane said.

* Comparisons with first half 2004.  Non-core items are significant items and NBNZ incremental integration costs.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Business Commentary

Commenting on each of ANZ’s business divisions, Mr McFarlane said:

“In Personal Banking Australia our Mortgages and Deposit Products business each recorded market share gains.  Strong growth was also seen in Regional Australia and in Consumer Finance where our low rate card product has been very successful.

“During the half, ANZ opened six new retail points of representation including new style retail outlets, and completed 42 refurbishments.  Staff numbers grew by 4%.  We would have liked to have expanded faster but were constrained by the availability of quality branch sites and skilled staff.  Ten retail openings are planned in the second half with a pipeline of openings established for 2006.

“We have come a long way in Personal Banking and are now among the best performing retail banks in Australia with market leading products and the highest customer satisfaction of the major banks.   This gives us the platform to take this business to a new level.

“In Institutional, very strong loan growth was offset by margin pressure, partly reflecting a cyclical contraction in global credit spreads.  During the half, we restructured our Markets business by merging the Capital Markets and Foreign Exchange business units, which will deliver improved efficiency and an enhanced customer proposition. Trade and Transaction Services continued to perform well.

“Corporate performed well financially, despite a modest slowdown in system loan growth in the SME segment.  In Small Business, we have employed 54 new relationship managers, as we leverage the success NBNZ has achieved in this segment in New Zealand.

“In New Zealand, a subdued overall result masked stronger performance in NBNZ Retail, Corporate and Rural, offset by subdued performance in ANZ Retail, where fees were reduced to build longer term market share, in Institutional and in UDC.   Price competition was particularly intense.

“It was also a period where the priority was on completing integration, and on the major technology and operational changes required by the Reserve Bank of New Zealand.  We are well advanced with integration and with the demanding regulatory agenda, and are confident they will be completed in 2005.  This will enable management to refocus on building the business and enhancing financial performance, rather than on integration and regulatory matters, and we expect New Zealand to improve in the second half.

Sustainability

“At ANZ, we are committed to improve the sustainability of returns and of building a base for longer term growth and return.  Central to this, are our responsibilities to our broader stakeholder group, including customers, government, the community, and staff, as well as shareholders.

“In Australia, we have systematically increased market share and are the best regarded major bank in retail banking.  We continue to consolidate our strong position in corporate banking.  We are now the largest bank in New Zealand and in the South-Pacific, and probably have the largest Australian direct investment into Asia-Pacific.

“We have focussed on advancing our cultural change agenda and the development of enlightened values among our people.  ANZ is becoming recognised globally for our achievements in this area.  Staff satisfaction is at 85% and staff engagement improved from 53% to 60%.  This is ahead of all major Australian companies similarly surveyed, and ahead of other major banks.  We have also made good progress on staff safety.  We measure ANZ values annually and are pleased that our top values across the Group are now ‘customer focus’ and ‘community involvement’.

“Our people are increasingly involved in community activities which was evidenced in the admirable response by staff to the Boxing Day Tsunami Appeal.  This, together with our innovative Group programs to create greater financial inclusion particularly for low-income earners and indigenous Australians have helped raise the regard in which we are held.

Outlook

“The economic environment in Australia, New Zealand and internationally remains supportive of good earnings growth in the medium term future.   We are likely to see some softening as interest rates continue to rise and the economic cycle comes off its peak.  System credit growth is nevertheless likely to remain double digit for the year, including housing, but it would be prudent to remain cautious about margins.

“Our respectable performance in the first half and a favourable outlook will help underpin a solid result for the year as a whole,”
Mr McFarlane said.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

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2005 Interim Results

Australia and New Zealand Banking Group Limited

27 April 2005

A solid first half for ANZ

			pcp	pch

Cash EPS*	85.9c		8.9%	4.6%

NPAT*	$1,492	m	13.7%	5.1%

Interim dividend	51	c	8.5%

Net non-accruals	$326	m	37%	28%

Net specific provisions	$151	m	23%	39%

*excluding NZ incremental integration costs and significant items

[LOGO]

Good growth in major divisions and Australia

	Mar-05 v		Mar-05 v
	Sep 04 (%)		Mar-04 (%)
Division
Personal Banking	6		15
Institutional	4		7
New Zealand Bus	5		14	*
	NZD	2		9
Corporate	6		11
Esanda & UDC	4		12
Asia Pacific	(20)		(6)
ING JV	3		34

Geography
Australia	8		15
New Zealand	1		12	*
	NZD	-2		7
Other	(7)		(8)

NPAT ($m)

[CHART]

* Adjusted for impact of NBNZ acquisition

Results Review

Peter Marriott

Chief Financial Officer

A solid result, driven by strong interest income growth

[CHART]

Cash EPS	4.6%	Cash EPS
82.1		85.9

Scorecard

Volume Growth	☒ ☒

Interest Margin	☒

Non Int. Income	☐

Expenses	☒

Provisions	☒ ☒

Tax	☒

Cash EPS	☒ ☒

☒  ☒ - Ahead of expectations

☒  -  In line with expectations

☐  –  Below expectations

*excluding significant items and NBNZ incremental integration costs

Strong volume growth reflected in market share gains

Lending Growth

[CHART]

Deposit Growth

[CHART]

First half margin decline driven by increased competition

Margin decline a mix of Structural
impacts and Competition

bps

[CHART]

Competition impact greatest in
Institutional and NZ

(competition impact on Group Margin
Sep 04 – Mar 05)

[CHART]

*refer page 36 for detail

Impact of competition also reflected in non-interest income

Non interest income impacted by a number
of one-offs and increased competition

[CHART]

Solid fee income growth resulting from increased volumes in all product areas	Adversely impacted by sale of PSF and unrealised loss on trading instruments, underlying growth 1%	Growth constrained by ANZ fee restructure (-2.4%) and impact from competition	Impact of slowing lending growth on fees offset by increased fees on WSTMS* deals

Personal	Institutional	New Zealand	Corporate

*Wall Street to Main Street

Continued focus on operational efficiency to offset pressure on revenues…

Controlled underlying expense growth

[CHART]

Growth investment includes

•                  additional advertising expenditure to build ANZ brand profile

•                  approx 700 new front line sales staff

•                  costs associated with new product development in Australia and launches and partnerships entered into in Asia during the half

…and provide capacity to fund significant investments in frontline capabilities

Additional Headcount
Weighted to Front Line

(1H05 FTE movement)

[CHART]

Productivity of new staff
expected to increase over time

[CHART]

Risk reduction journey is delivering

Non Accrual Loans
continue to reduce

[CHART]

Delinquencies remain low

(60 day delinquencies)

[CHART]

Specific Provisions

[CHART]

Improved risk profile driving lower ELP charge

Decline in ELP rate driven by
improved risk profile

[CHART]

ELP charge exceeded SP
requirements by 88% in 1H05

[CHART]

*refer page 51 for details

Good growth in key customer divisions

Half on Half

Division	Mar-05	Sep-04	Change
	($m)	($m)	(%)

Institutional	455	436	4
Personal Banking	442	417	6
New Zealand	306	291	5
NZD				2
Corporate	182	172	6
Esanda & UDC	77	74	4
Asia Pacific	48	60	(20)
ING JV	63	61	3
Treasury	9	16	(large)

NPAT ($m)

[CHART]

Divisional outlook for FY05

Division	Outlook	Drivers
Personal Banking		• Continued strong FUM growth, stable margins at Divisional level, ongoing investment.

Institutional		• Strong volume growth in Institutional Banking (easing in 2H05) and TTS, offset by competitive margin pressure in IB and runoff of NZ structured finance deals

New Zealand Businesses		• Solid volume growth offset by ongoing margin pressure and investment in ANZ franchise

Corporate		• Strong underlying growth supported by increased WSTMS* transactions, offset by investment in Small Business Banking

Esanda & UDC		• Solid performance of non traditional, higher return businesses, supported by improved credit quality

Asia Pacific		• Reduced one-off gains in Panin, structural changes in PNG and investment in Asian partnerships, offset improved underlying Panin performance

ING		• Good FUM growth continues. Outlook for capital investment earnings appears weaker in 2H05

Treasury		• Continued drag on group earnings due to unfavourable rates at the long end of the yield curve and reduced offshore earnings

          High single digit and above

               Low to Mid single digit

               Profit decrease

Other financial issues

•                  Capital position slightly above target range, impact of IFRS/APRA uncertain

•                  $350m buyback to be completed in 2H05

•                  Dividend growth in line with cash EPS growth, expect full franking for the foreseeable future

•                  IFRS and Basel II programs on track

•                  Possibility of a modest change to guidance on integration costs.  No change on NZ tax issues guidance

Summary

•                  Solid earnings for the half, above target

•                  Australia very strong, Personal a standout

•                  Very strong asset growth, but margins under pressure

•                  Risk reduction journey delivering bottom-line results, provisions and non-accruals down substantially

•                  NZ regulatory/integration now well in hand, priority shifting to franchise development and earnings growth

•                  FY05 cash EPS growth likely to be modestly ahead of 8% target

The face of ANZ is changing………

•                  Increasing market share across our Personal and Corporate businesses; dominant in NZ, progress in Asia-Pacific

•                  Best-regarded major bank for retail customers

•                  Highest staff engagement of major Australian companies

•                  Strong support for innovative community programs

•                  One of the most efficient banks in the world

•                  Lower risk and delivering consistently for shareholders

Supplementary Information

Divisional Performance

Focus on the customer is closing the market share gap

Customer Satisfaction# with
Main Financial Institution

[CHART]

Market share of “traditional banking”
financial services increasing*

[CHART]

*Source: Roy Morgan Research – Main Financial Institution Satisfaction

# % Satisfied (very or fairly satisfied),
6 monthly moving average (March 2005 Preliminary results only)

Strong ANZ channels driving Mortgages momentum

Significant housing market share
gains# (Mar04- Feb05)

[CHART]

Increased ANZ channel sales

[CHART]

Significant growth in ANZ Direct*
referrals ($b)

[CHART]

Approx 25% of calls converted to referrals, 30% - 40% of referrals reach drawdown

Franchisee sales are ahead of schedule
(number sold)

[CHART]

175 Franchisees expected in 1H06

*ANZ Direct includes Phone and internet sales

#Source APRA - mortgages market share, includes securitised assets

Banking Products and Consumer Finance performing well

Good growth in new transaction
and savings accounts (‘000s)

[CHART]

Continued growth in new credit
card accounts (‘000s)

[CHART]

Increased cross sell results
(avg product/cust - all Products)

[CHART]

ANZ online savings account
attracting new customers

[CHART]

Low Rate Mastercard attracting
increasing number of “new” to
ANZ customers

[CHART]

Higher quality customers than
peer average

[CHART]

* AB Socio-Economic quintile is the highest socio-economic class grouping

Institutional: building a foundation for growth

This half has seen good progress in building a foundation for growth – increasing efficiency, sustainability and strategic clarity

•                       Markets integration has organised the business more closely around customers and provides a leaner operating model

•                       Completed sale of London based Project Finance business - improved clarity of Institutional international strategy

•                       Refocused Asian strategy capitalises on specialist capabilities and ANZ’s footprint in the region

•                       New Zealand integration progressing well – Institutional has had net addition of customers

•                       Institutional Banking – realigned industry segments to further strengthen our industry specialisation - new business model will encourage greater cross-sell

•                       Leadership team strengthened with three MD appointments and key senior appointments in Markets

Priority going forward is to fully
implement the transformation agenda

Good NPAT growth after a
period of flat earnings

[CHART]

•              Institutional NPAT increased 7% pcp (4% hoh) driven by strong lending growth at 14% pcp (10% hoh)

•              Corporate & Structured Financing performed strongly - NPAT growth of 12% pcp (10% hoh), driven by private equity portfolio, sell down of Energy Infrastructure Trust and strong deal flow

•              Markets and Trade & Transaction Services performed well with respective NPAT growth of 12% and 14% pcp (9% and 5% hoh)

•              Institutional Banking NPAT was down 5% pcp (down 3% hoh), strong lending growth of 18% pcp (14% hoh) largely offset by margin squeeze due to competition and lower credit spreads

Earnings impacted by intense competition and falling credit spreads

•                  A number of external factors have impacted performance

•                  reducing credit spreads adversely impacting margins

•                  Institutional market remains extremely competitive

•                  Asset quality continues to improve:

•                  Investment grade assets now 71% of portfolio

•                  Significant reduction in specific provisions

Growth in higher quality, lower yielding
assets…

[CHART]

Reducing credit spreads have
adversely impacted margins

[CHART]

…reflected in lower specific provisions

[CHART]

Corporate: solid performance despite increasing competition

Corporate Banking – solid
Balance Sheet growth

[CHART]

Strong growth in Wall Street
to Main Street transactions

[CHART]

Business Banking – growth moderating
to more sustainable levels...

[CHART]

...with continued growth in new
customers (net new customers)

[CHART]

We are well positioned for future growth

Our Business Banking relationship
proposition focuses on customer needs#…
(drivers of satisfaction)

[CHART]

…driving leading customer
satisfaction* (FUM$250k-$5m)

[CHART]

Small Business Banking (“SBB”)

Implementation of small business banking strategy is progressing well

•              Small business specialists recruited to serve customers and train branch staff

•              Product and process simplification underway

•              Greater use of credit scorecards and portfolio analytics to drive growth

Frontline recruitment in place to
rebuild momentum in SBB (# FTE’s)

[CHART]

Sources – *Taylor Nelson Sofries, Business Finance Monitor(12 month rolling average)

# ANZ Business Banking Survey – October 2004

New Zealand: good volume growth offset by competitive impacts

Businesses performing as expected – ANZ Retail rebuilding continues, forecast customer attrition impacting Institutional (hoh NPAT growth NZ$)

[CHART]

Profit drivers:

•                  good volume growth

•                  ongoing investment in brand and infrastructure

•                  restructuring of fee income

•                  impact of mortgage price war on margins & fees

Profit drivers:

•                  strong volume growth

•                  margin & fee pressure resulting from mortgage price war

•                  good deposit margins

•                  disciplined cost control

Profit drivers:

•                  strong lending and deposit growth supported by stable margins

•                  good credit quality

Profit drivers:

•                  good deposit and lending growth

•                  stable margins during the half

•                  fee income seasonally stronger in second half

Profit drivers:

•                  strong institutional lending growth

•                  expected roll off of structured transactions (NZ$4m)

•                  margin contraction due to competitive impacts

Profit drivers

•                  weak volume growth due to changes to franchisee model

•                  significant competitive pressure impacting margins

	ANZ Retail	NBNZ Retail	Corporate	Rural	Institutional	UDC
1H05 NPAT (NZ$)	111m	126m	59m	39m	110m	18m

Market share trends are encouraging

Regaining share in Mortgages*

(share of new mortgage registration by number)

[CHART]

Gained share through “price war”

Stable share of household deposits**

[CHART]

ANZ customer attrition stabilising;
NBNZ showing growth

(number of Main Bank Personal customers)

[CHART]

Improving Customer Service Rating for
ANZ; NBNZ maintains leadership#

[CHART]

Sources – *Terralink International Ltd, NZ

** RBNZ Aggregate SSR & ANZN SSR

“Source: Copyright ACNielsen Consumer Finance Monitor. Rolling 12 month average of percentage of customers rating the bank as ‘Excellent’ or  ‘Very Good’ in response to the question ‘How would you rate your (main) provider of financial services on its overall service?’.”

NBNZ integration to be completed by end of 2005

NZ$m	2004	2005		2006		2007
Total Integration costs	49	153		18		0
Incremental Integration costs	29		*		*		*
Cost synergies	6	33		53		63
Revenue synergies	1	24		39		47
Attrition	20	32		34		34

*                 Likely to be approximately

•                  10% costs capitalised,

•                  10 - 15% covered by restructuring provision, and;

•                  10%-20% from existing resources

•                  No material change to forecast integration costs and benefits

•                  A risk exists that regulatory requirements may modestly increase costs, this is currently being assessed

•                  1H05 total integration costs NZ$49m, incremental NZ$28m

•                  Integration on track to be completed by end of 2005 calendar year

•                  1H05 integration tasks completed include

•                  Agreement of IT migration plans with RBNZ

•                  Establishing capability to support systems migrating from Aust.

•                  Commenced new IT infrastructure establishment in NZ

•                  Completed Rural integration program

•                  2H05 focus on completion of IT integration

Asian businesses showing positive growth

ANZ Asian Network

•                  NPAT grew by 12% excluding Treasury

•                  Investments in Trade Finance and leveraging growth in trade flows has resulted in 47% NPAT growth from corresponding period

•                  Balance sheet remains flat as we focus on maintaining a high standard of asset quality

ANZ Retail Partnerships

•                  NPAT reduced by 19% driven by cessation of provision write backs in Panin and set up costs for ANZ Royal Bank (Cambodia) and other partnerships

•                  Cards continues to perform well with an 11% increase in NPAT(1)

•                  Cambodia JV well progressed and announced intention to acquire 10% of Sacombank in Vietnam

•                  Focus on developing additional partnerships in the region

Panin Partnership

•                  Panin’s underlying performance continues to be strong driven by high growth in the Consumer & SME businesses

•                  Since 2000

•                  number of branches increased to 187 from 102

•                  % of retail lending now 37% from 13%

•                  Outlook remains positive

•                  Book value of $143m against market value of $321m at Mar-05

Organic growth with
gradual shift towards
Trade business

NPAT (A$m)

[CHART]

Strong growth in cards issued
12% uplift during the half
(‘000)

[CHART]

Strong underlying
earnings momentum
(A$m)

[CHART]

(1) excluding exchange rate movements

Pacific - solid momentum impacted by structural changes in economies

•                  NPAT grew 8% on 1H04. Property sales in 2H04 and structural changes in PNG resulting in a 6% fall in Treasury bill rates (10.9% to 4.9%) caused NPAT to be down 4% half on half

•                  Lending grew by 16% pcp (9% hoh)

•                  Deposits grew by 10% pcp (5% hoh)

•                  Continued areas of focus:

•                  Improved share of customer wallet through cross sell

•                  Centralising non customer facing activities

•                  Exploring new product opportunities and new markets

•                  Extending the Fiji Rural Banking model to other countries

Earnings impacted by drop in PNG
Treasury bill rate
NPAT (A$m)

[CHART]

Strong Customer Account Growth
Continues (000’s)

[CHART]

Strong Lending & Deposit Growth (A$m)

[CHART]

Esanda: benefiting from reshaping our business

Over the past 3 years, Esanda & UDC businesses have been reshaped;

•                  Increasing focus on lower risk / higher growth ROE markets via

•                  additional front line staff in growth areas

•                  restructuring the UDC business structure from franchisees to relationship Managers

•                  re-launching the Esanda and UDC brands

•                  Commitment to traditional businesses (eg. vehicle and equipment finance) has been maintained

The benefits of reshaping the business are evident;

•                  Record profit of $77m for the half up 12% pcp (4% hoh),

•                  Australian business up 15% pcp (9% hoh),

•                  UDC down 11% pcp in NZ$ (-14% hoh) is still dealing with the flow on effects of the exit of franchising

•                  Net Lending Assets of approx $14b, up 6% (pcp)

•                  Net specific provisions at continued low levels

The reshaping of Esanda to drive growth continues in 2005 with the launch of Esanda Online Saver - an on line, high interest rate, no fees, no minimum deposit savings product

Steady NPAT growth
(Esanda & UDC A$m)

[CHART]

Moderate lending growth
(Esanda & UDC A$B)

[CHART]

Lower risk portfolio driving
reduced ELP charge
(SP/Net Lending Assets %)

[CHART]

[LOGO] Online Saver

Improving INGA returns from strong insurance income

NPAT increased 5% driven by:

•                  Funds management income decreased by 5%, with higher fee income offset largely by an increase in distribution costs

•                  Risk income up 9% due to favourable claims experience together with increased sales of life insurance products through the ANZ network

•                  Higher capital investment earnings, up 2% due to continued strong equity & property trust markets which were partially offset by ANZ’s capital hedge losses

•                  Costs decreased 5% due to tight expense control and lower project spend

Current JV Valuation	$ m

Carrying value at Sep-04	1,697
Capital return	(245)
1H05 Equity accounted profits
• Share of Profit	80
• Goodwill	(21)
Other	2
Carrying value at Mar-05	1,513

Significant increase in ANZ Network
funds flows (gross flows)

[CHART]

Success of “Cash Plus” product and increased frontline representation driving growth

INGA maintains its number four ASSIRT
ranking (market share of Retail FUM)

[CHART]

Financial Information

Solid growth in low yield assets continues to impact margins

Increased Institutional and Mortgages
growth driving asset mix impact

[CHART]

Growth in Long Term Wholesale
Funding impacting margins

[CHART]

Composition of “other” in the high level margin analysis

Other Items (0.6 basis points hoh)

[CHART]

• NIM increased resulting from reduced funding costs associated with unrealised gains (offset in P&L on Trading Securities)

• The following items reduced NIM:

• Retail broker payments

• Reduced earnings from foreign exchange revenue hedging

Capital position above target range

Drivers of the ACE ratio

[CHART]

•	Currently above target range

•	Continue to generate surplus capital

•	Uncertainty regarding ACE impact of IFRS

•	$350m buy-back ongoing - anticipate completion in 2H05

•	Retain flexibility to make small ‘in-fill’ acquisitions and address APRA/IFRS uncertainties

*Core Cash Earnings, defined as earnings after hybrid distributions, but before goodwill and significant items

APRA changes to Hybrid rules could reduce organic funding capacity

Capital Generation & Usage % of RWA

[CHART]

Capital ratio

RWA growth	ACE mid point 4.75%	15% hybrids 6.09%	0% hybrids 7.00%

7%	0.33%	0.43%	0.49%
8%	0.38%	0.49%	0.56%
9%	0.43%	0.55%	0.63%
10%	0.48%	0.61%	0.70%
11%	0.52%	0.67%	0.77%
12%	0.57%	0.73%	0.84%
13%	0.62%	0.79%	0.91%

Options available for capital generation

•	Non innovative hybrids as allowed in other jurisdictions (subject to APRA)

•	Uncapped DRP

•	Securitisation

•	Capital raisings

Ideal capital structure versus organic generation

•	Should APRA constrain the issuance of Hybrids, we may be unable to return surplus ACE to shareholders. Regulatory Tier 1 capital may be increasingly funded by ACE capital.

•	Currently ANZ has $3.3 billion of Hybrids or 21% of Gross Tier 1

•	This is a surplus of $1.6 billion over a benchmark of 15% net Tier 1

Organic generation
0% Hybrids		Ideal structure

ACE		ACE
7.00%		4.75%
Cost* = 11%		Cost* = 11%

Hybrids
lower
	the cost	Hybrid Tier 1
	of	2.25%
	capital	Cost* = 4.7%

Tier 2		Tier 2
3.20%		3.20%
Cost* = 4.4%		Cost* = 4.4%

TOTAL = 10.20%		TOTAL = 10.20%
Cost* = 8.9%		Cost* = 7.5%

* after tax

Dividend growth in line with cash EPS growth

Dividend growth in line with
cash EPS growth

[CHART]

8.5% increase in interim dividend

Payout ratio slightly above long
term sustainable ratio

[CHART]

Cash Payout ratio*

Based on current payout policy
•	expect dividend growth in line with cash earnings per share growth

•	expect to be able to fully frank the dividend for foreseeable future due to timing differences generating future franking surpluses

*Cash Payout ratio is calculated against Core Cash Earnings, defined as earnings after hybrid distributions, but before goodwill and significant items.

New Zealand structured finance transactions

•             IRD audit focused on so called “conduit” transactions

•              Notices of Proposed Adjustment and assessments received as expected

•              Net potential liability on all similar transactions $NZ268m*

•             Legislative change to ‘thin cap’ rules in NZ will make these transactions economically unviable after 2005

•              No new conduit transactions entered into for almost 2 years

•              Expect that remaining conduit transactions will cease during 2H05

•              Likely to see more capital held in NZ – negligible profit impact. Franking impact limited by redirecting UK capital to NZ

NPAT from NZ Structured
Finance Transactions –
significant runoff in FY06

[CHART]

* including interest which is tax effected, up to 31 March 2005

New Zealand currency risk substantially hedged

•             Revenue hedging undertaken when currency is believed to be outside its normal trading range and inconsistent with their value

•             Revenue from FX hedges is reported as Interest Income within the Group Centre

NZD revenue hedging position (A$m)

	1H05	2H04
Notional Principal	3,891	3,349
Income from hedge	(11)	—
Unrealised gain/(loss)	4	(58)
Exchange rate (spot)	~ 1.09
Exchange rate (with forward points)	~ 1.11

Attractive rates for hedging
future revenue

[CHART]

Estimated proportion of NZ
earnings hedged

(rolling 12 month basis)

[CHART]

Australia and NZ remain attractive markets over the medium to long term

Average Real GDP growth

[CHART]

•             Medium term outlook for Australia and NZ economies is to outperform major global markets

•             Australia and NZ continue to provide attractive, low risk returns

Source – Economics@ANZ

Short term mismatch income driven by cash to 90 day spread

•             ANZ Group is subject to a mismatch between the 3 month rate and the cash rate

Group		Difference
Treasury	Mortgages	between
borrows	lends to	borrowing
wholesale	Customer	and lending
funds at 3	at Cash	rates is the
month rate	Rate	mismatch

Rolling average rates (%)

	Cash	90 Day	Spread
2H03	4.75	4.74	+0.01
1H04	5.12	5.21	-0.09
2H04	5.25	5.48	-0.23
1H05	5.29	5.42	-0.13

•             All variable rate mortgages reprice each time the RBA changes the cash rate, which means that customer rates change each time the cash rate changes.

•             ANZ cannot borrow large volumes of funding at the cash rate to fund its mortgages, due to liquidity constraints

•             ANZ has some $73 billion of variable rate mortgages.  Because of capacity constraints in the hedging market it is not likely to be able to hedge all of this exposure.

Long term mismatch income impacted by flat yield curves

•             We seek to adopt a conservative approach to Balance Sheet Management by

•     avoiding proprietary trading

•     seeking good opportunities for low risk earnings

•             Treasury’s income is expected to vary as the economic cycle changes and the shape of the yield curve varies

•             Treasury’s term earnings are impacted by long dated positions, taken at historically attractive yields.  In  recent times, yield curves have tended to be flat and stable, meaning that there are reduced opportunities in positioning the banking book to benefit

•             Historical deals have been maturing and have not been replaced as the reward from such positions does not justify the risk

•             Treasury income has also been adversely impacted by the runoff of offshore assets

Profit opportunities on long
dated positions rolling off
(NPBT Aust’n long term)

[CHART]

Australian Wholesale Interest Rates

[CHART]

Credit Quality

Improvement in risk profile reflected in lower loss and default rates

New Non Accruals reducing

[CHART]

Net Specific Provision
by size

[CHART]

ANZ’s level of new non accruals reflects the total level of new impaired exposures for the group, including all impaired exposures in the Credit Cards and Personal Lending portfolios.

*      Default rate is new non accruals/average gross lending assets annualised.

New Specific Provisions down 25% on 2H04

Geographic Specific Provisions

[CHART]

Specific Provisions by Source

[CHART]

Group risk grade profile

ANZ Group – Outstandings

[CHART]

•              Total investment grade as at Mar 05 -$163bn or 69.2% of the portfolio

•              80% of lending growth has been investment grade

	Sep-02	Mar-03	Sep-03	Mar-04	Sep-04	Mar-05

B+ to CCC	2.5%	2.5%	2.3%	1.9%	1.8%	1.6%
Non Accrual	0.8%	0.7%	0.6%	0.4%	0.4%	0.3%

Geographic risk grade profiles

Australia & New Zealand

[CHART]

	Sep-03	Mar-04	Sep-04	Mar-05

B+ to CCC	2.0%	1.7%	1.8%	1.7%
Non Accrual	0.4%	0.4%	0.3%	0.2%

International

[CHART]

	Sep-03	Mar-04	Sep-04	Mar-05

B+ to CCC	6.1%	4.0%	2.4%	1.5%
Non Accrual	4.4%	3.3%	2.9%	1.5%

Institutional risk grade profile

Institutional - Outstandings

[CHART]

Total investment grade as at Mar 05: $34bn or 70.6% of the portfolio, up from $31bn or 68.5%

	Mar-03	Sep-03	Mar-04	Sep-04	Mar-05

B+ to CCC	3.0%	3.2%	1.9%	1.8%	0.7%
Non Accrual	1.7%	1.6%	1.3%	1.1%	0.6%

*March 2005 & September 2004 includes NBNZ

ANZ’s provision levels remain strong

Specific Provision/Non-
Accrual Loans

[CHART]

General
Provision/RWAs

[CHART]

Note - As per most recent company financial reports for CBA, NAB and WBC

Continued strong growth in Mortgages

•              LVR at origination consistent with 12 months ago

•              Improved Dynamic LVR compared to March 2004 with strong residential asset appreciation

•              Some up-tick in 60+ day delinquencies although portfolio credit quality remains sound

•              The product mix remained stable

Network vs Brokers
60+ day Delinquencies

[CHART]

Strong LVR profile

[CHART]

Portfolio by product

[CHART]

Inner City lending improving

•              There has been a gradual shift toward Owner Occupied, although Investment loans remain more popular

•              Inner City exposure represents 4% of the Mortgages Australia total portfolio

•              There is only one delinquent account >60 days in the Docklands.  There are no delinquencies in Southbank or Zetland

Purpose of inner city lending

[CHART]

Inner City Accounts & Exposure

[CHART]

Inner city delinquencies
negligible

[CHART]

Industry exposures – Australia & New Zealand

Health & Community
Services

[CHART]

Cultural & Recreational
Services

[CHART]

Forestry & Fishing

[CHART]

Mining

[CHART]

Personal & Other Services

[CHART]

Communication Services

[CHART]

Finance - Other

[CHART]

Transport & Storage

[CHART]

Utilities

[CHART]

Finance – Banks,
Building Soc etc.

[CHART]

Accommodation,
Clubs, Pubs etc.

[CHART]

Construction

[CHART]

Real Estate
Operators & Dev.

[CHART]

Retail Trade

[CHART]

Agriculture

[CHART]

Manufacturing

[CHART]

Wholesale Trade

[CHART]

Business Services

[CHART]

Other Information

Building a competitive advantage through our people

High Staff Engagement

Aust’n Banking & Finance Ave.

ANZ

New Zealand & Personal Banking Aust.

[CHART]

Focus on improving engagement…

•              Full census conducted for first time in Nov 2004

•              Highest engagement in frontline businesses - NZ and Personal Banking Aust.

•              ANZ goal is to be Hewitt Best Employer by 2006

•              More than 20,000 staff completed cultural change program, since its inception in 2001

…while building upon a great employment brand

•              Successful graduate program – over 8,000 applicants for 200 jobs in 2004

•              Recognition as an Employer of Choice for Women by the Equal Opportunity for Women in the Workplace Agency (EOWA) in 2002, 2003, 2004

•              Female executives increased to 17% in 2004, from 6% in 1996

•              Extended parental leave provisions in 2005 to 12 weeks paid leave, from 6 weeks

Source - Hewitt’s Model & Benchmark

ANZ Community Investment

• Financial literacy and matched savings program for low income families
• ANZ donates $2 for every $1 saved for children’s educational needs
[LOGO]	• In 2004, $240,500 was saved by the 257 participants - ANZ contributed $481,000
• 2005 target is to support a further 500 families and to provide $1m in matched funds

• Adult financial education program for financial counsellors and community educators to assist people, particularly those on low incomes, to build their financial knowledge
[LOGO]	• ANZ has provided MoneyMinded facilitator training for 145 financial counsellors and community educators across Australia
• ANZ has funded Brotherhood of St Laurence, Berry Street Victoria, The Smith Family, The Benevolent Society and Anglicare SA to deliver MoneyMinded to their clients
• 2005 target to provide training to 250 financial counsellors and community educators and to facilitate the delivery of workshops to 10,000 people nationally

Community Development Finance	• Helping the financially excluded access mainstream banking
• In 2004, ANZ undertook a stakeholder consultation program and commissioned research into the extent of financial exclusion in Australia
• ANZ has committed to spend $3m over 3 years on areas such as:
• expanding ANZ community programs to Indigenous communities
• developing easy access small loans programs for low income earners
• initiating micro-finance programs to facilitate development of Indigenous businesses

• Boxing Day tsunami – ANZ, our international offices and staff gave more than $2m to international appeals. 600 staff in Australia also gave more than 4,200 volunteer hours.
[LOGO]	• ANZ Community Fund – our branches gave $330,000 to 151 local initiatives in FY04 and the target for FY05 is to give $350,000
• Seeds of Renewal – provided $277,000 in small grants to 59 rural communities in FY04. In FY05, another $350,000 will be contributed to rural initiatives
• ANZ Volunteers – staff have donated over 34,000 hours since October 01 and the target for FY05 is a further 20,000 hours
• Community Giving – ANZ’s workplace giving program launched in April 2004 with target participation rate of 10% of staff

Update on Basel II and IFRS

[CHART]

IFRS Project

•              Project on track

•              Estimated project cost ~$20m

•              Work effort is structured around specific streams

[CHART]

Basel II Project

•              ANZ aiming to achieve Advanced Status

•              Project on track

•              Estimated project cost ~$60m, including bringing ANZ National to Advanced status

Delivering value to shareholders

NPAT growth

[CHART]

Total Shareholder Return

[CHART]

•              85.9 cents cash EPS a good first half result

•              Focus and discipline again delivered strong performance

•              Shareholders rewarded - ANZ has outperformed major peers TSR over last 10 years

•              Balanced outlook – investing for medium-term growth while producing acceptable short-term returns

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release:  27 April 2005

ANZ interim cash earnings per share up 8.9%

Profit after tax

•                  $1,475 million - up 5.7%

•                  $1,492 million - up 13.7% (excl. non-core items)

Shareholder return

•                  EPS 79.8 cents - up 7.8%  (excl. non-core items)

•                  Cash EPS 85.9 cents - up 8.9% (excl. non-core items and goodwill amortisation)

•                  Interim dividend 51 cents - up 8.5%

•                  Total Shareholder Return 15% (year to 31 March 2005)

Ratios

•                  Adjusted Common Equity Ratio 5.1% - down from 5.2%

•                  Cost-income ratio 45.8% - up from 45.1% (excl. non-core items)

•                  Cash return on equity 18.7% - down from 19.6% (excl. non-core items)

Business Comment

•                  Strong performance in Australia.  Subdued results in NZ.

•                  Robust asset and liability growth offset by lower margins.

•                  Good cost and risk outcomes - net specific provisions down 23% to $151 million and net non-accrual loans down 37%.

•                  Respectable performance in the first half and a favourable outlook help underpin a solid result for the year as a whole.

Note:      Comparisons with first half 2004.

Non-core items are significant items and NBNZ incremental integration costs.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522